SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 3, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                   Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                             No          X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release

                CNOOC Limited CFO Added to CNOOC Finance Board

(Hong Kong, 30 April 2004) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") today announced that the board of CNOOC Finance Corporation Limited ("CNOOC Finance") has approved the request by the Company to increase its board representation at CNOOC Finance and elected Mr. Mark Qiu, CFO and Senior Vice President of the Company, to its board. The Company's board representation in CNOOC Finance has therefore increased to three; the other board members are the Company's Chairman and CEO, Mr. Fu Chengyu, and the company's treasurer, Mr. Cheng Chi.

"I thank the board of CNOOC Finance for its decision. CNOOC Finance is a solid financial institution licensed by China's central bank. It is in a sound regulatory environment and has a prudent financial management culture. Many of the thirty some professionals came from the commercial banking industry and 90% of them have college and post graduate degrees. I look forward to working with the management of CNOOC Finance and its dedicated and highly qualified staff," commented Mark Qiu, CFO of the Company.

"It is clear that the Company's shareholders will benefit from the improvement in efficiency afforded by taking advantage of this platform. Nonetheless, we are mindful of shareholders' legitimate concerns about risks. The board and the management of the Company will ensure that high standards and independence are upheld by this financial institution, about which I am optimistic," continued Dr. Qiu.

CNOOC Limited owns 31.8% of the shares of CNOOC Finance. The Company's shareholders overwhelmingly approved the Company's plan to use CNOOC Finance as a vehicle to improve treasury efficiency and to diversify liquidity risks.

Ends


Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

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Mr. Xiao Zongwei                 Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                    Ketchum Newscan Public Relations
Tel: +86 10 8452 1646            Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1648            Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn      E-mail: anne.lui@knprhk.com
                                         carol.chan@knprhk.com
                                         maggie.chan@knprhk.com

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                               Name:   Cao Yunshi
                                               Title:  Company Secretary

Dated: May 3, 2004